UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Vitesse Semiconductor Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01
(Title of Class of Securities)

928497-10-6
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Michael B. Green
Vice President, General Counsel and Secretary
741 Calle Plano
Camarillo, California 93012
(805) 388-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing
Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$179,345	$7.05

*                                        Estimated solely for the purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be tendered pursuant to this offer.  These options have an aggregate fair value of $179,345 as of November 24, 2008, calculated based on the Black-Scholes-Merton option pricing model.

☐                                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7.05	Filing party: Vitesse Semiconductor Corporation
Form or Registration No.: 005-42031	Date filed: December 1, 2008

☐                                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐             third party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐             going-private transaction subject to Rule 13e-3.

☐             amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (the “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Vitesse Semiconductor Corporation, a Delaware corporation (“Vitesse” or the “Company”), with the Securities and Exchange Commission on December 1, 2008, relating to an offer (the “Offer”) by the Company to amend certain options (the “Eligible Options”) that have been granted under the Company’s 1991 Stock Option Plan (the “1991 Plan”) or the 2001 Stock Incentive Plan (the “2001 Plan” and together with the 1991 Plan, the “Plans”): (i) that had original exercise prices per share that were less than the fair market value per share of the common stock underlying options on the dates that the grants were finalized, (ii) that were not vested, either in whole or in part, as of December 31, 2004, (iii) that were outstanding as of the last date on which the Offer remained open for acceptance, and (iv) that are held by individuals who are subject to taxation in the United States.

The Offer to Amend the Exercise Price of Certain Options, dated December 1, 2008 (the “Offer to Amend”), has been amended to change the eligibility requirements of the Offer. The change will require that an option holder remain an employee of the Company or one of its subsidiaries through the expiration date of the Offer in order to be eligible to participate. As a result of this change, the full requirements for an individual to be an Eligible Option Holder and therefore be eligible to participate in the Offer are: all individuals who (1) are subject to taxation in the United States, (2) are an active employee of the Company or one of its subsidiaries through the expiration date of the Offer, and (3) hold eligible options to purchase common stock of the Company that are outstanding on the last date on which the Offer remains open for acceptance.  An “Eligible Option Holder” refers to an employee who holds Eligible Options to purchase shares of Vitesse common stock that are outstanding on the last date on which this offer remains open for acceptance and who is subject to taxation in the United States.

Eligible participants may elect to (i) amend each Eligible Option to increase the exercise price per share to the fair market value of a share of the Company’s common stock on the option’s grant date of record (the “New Exercise Price”), and (ii) with respect to each amended Eligible Option, receive a grant of restricted stock units equal to the number of shares underlying the amended option divided by the ratio, rounded to a whole number, determined under the following formula:  New Exercise Price/(New Exercise Price - original exercise price).  Such restricted stock units will be granted at the Compensation Committee meeting to be held in January 2009.  Restricted stock unit awards will vest one year and one day after the date of grant if the following conditions have been satisfied:

1.     The holder must remain actively employed by Vitesse for one year and one day after the date of grant;

2.     Vitesse must have filed the fiscal 2008 Forms 10-Q and a Form 10-K for the fiscal year ended September 30, 2008 with the SEC;

3.     Vitesse must have filed a registration statement on Form S-8 to register the offer and sale of the common stock underlying the restricted stock units with the SEC; and

4.     Vitesse common stock must be listed on The NASDAQ Stock Market (“NASDAQ”) or such other national securities exchange as described in Section 18 of the Securities Act or in Rule 146 promulgated thereunder.

The amendments of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend, (ii) the Draft Emails to Employees and to All Eligible Option Holders (the “Draft Emails”), (iii) the Election Form, and (iv) the Withdrawal Form.  These documents, as they may be amended or supplemented from time to time, together constitute the “Offer Documents.” The Offer to Amend and the Draft Emails have been amended and restated and are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The Election Form and the Withdrawal Form were filed with the Schedule TO as Exhibits (a)(1)(C) and (a)(1)(D), respectively.

The information in the Offer Documents, including all schedules and annexes to the Offer Documents, is hereby expressly incorporated into this Amendment by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VITESSE SEMICONDUCTOR CORPORATION

/s/ Michael B. Green
Michael B. Green
Vice President, General Counsel and
Secretary

Date: December 12, 2008

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated December 1, 2008, as amended December 12, 2008
(a)(1)(B)	Draft Emails to Employees and to All Eligible Option Holders, as amended December 12, 2008
(a)(1)(C)	Election Form*
(a)(1)(D)	Withdrawal Form*
(a)(1)(E)	Form of Addendum*
(a)(1)(F)	Form of Amendment to Stock Option Agreements and Promise to Grant Restricted Stock Unit Award*
(a)(1)(G)	Form of Email Accepting Election to Amend Options*
(a)(1)(H)	Forms of Reminder Emails to Eligible Option Holders*
(a)(1)(I)(i)	Form of Stock Option Agreement under Vitesse’s 1991 Stock Option Plan*
(a)(1)(I)(ii)	Form of Stock Option Agreement under Vitesse’s 2001 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to Vitesse’s Current Report on Form 8-K filed with the SEC on October 17, 2008)
(a)(1)(J)	Form of Tender Offer Meeting Presentation*
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

* Previously filed.

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